Proxy Memorandum

To: Amazon Shareholders

Subject: Shareholder Memo in support of Amazon publishing human rights impact assessments for one or more high-risk products

Date: April 2020

Contact:	Sarah Zoen, sarah.zoen@oxfam.org
Diana Kearney, diana.kearney@oxfam.org

Oxfam America and co-filers Sisters of St. Francis Charitable Trust, Zevin Asset Management LLC on behalf of the Phyllis Ewen Trust, and Warren Wilson College urge you to vote FOR Proposal 15 at Amazon’s Annual Meeting on May 27, 2020.

I. Summary of Resolution

RESOLVED: Shareholders request that Amazon publish Human Rights Impact Assessment(s) (“Assessment” or “HRIAs”), at reasonable cost and omitting proprietary/confidential information, examining the actual and potential impacts of one or more high risk products sold by Amazon or its subsidiaries. An Assessment should evaluate human rights impacts throughout the supply chain.

Supporting Statement

The Proposal’s subject—the use of human rights impact assessments (HRIAs) to identify existing and potential impacts—is a vital tool not only because it enables the company to protect itself from reputational risks, but because any of Amazon’s own operations, or of activities in its supply chain, would benefit from safeguarding against the costly operational and reputational consequences of being associated with human rights abuses. Human rights abuses in the supply chain cause real, not merely speculative, harm to companies by damaging brands, undermining reputational value and disrupting the supply chain.1 The collapse of Amazon’s HQ2 plan, for example, showed the tangible impact of negative stakeholder views regarding Amazon’s record on labor and human rights.2

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1 DLA Piper, Human Rights as a Business and Reputational Risk, https://www.dlapiper.com/en/uk/insights/publications/2015/07/human-rights-as-a-business-and-reputational-risk/.

2 See, e.g., L.A. Times, Amazon Cancels Plans for NY Headquarters after Local Backlash, https://www.latimes.com/business/la-fi-amazon-new-york-hq2-20190214-story.html

The Verge, Amazon Cancels HQ2 in New York After Backlash, (Feb. 14, 2019) https://www.theverge.com/2019/2/14/18224993/amazon-hq-2-queens-new-york-backlash-pulls-drops;

The Nation, “The Scam at the Heart of New York’s Amazon Deal,” https://www.thenation.com/article/archive/amazon-deblasio-cuomo-hq2-subsidies/ (in dissecting the backlash against the proposed HQ2 deal, the author observes, “the firm’s record is replete with specific red flags, from its record on labor rights to its potential anti-competitive behavior to its creepy use of data. But the company’s malignant impact goes beyond all that. Amazon’s remarkable success is driven by its dramatic reshaping of basic human interactions and the fundamentals of urban life”).

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Amazon’s sprawling international supply chain includes numerous commodities that U.S. authorities have identified as being at high-risk of being produced with forced labor.3 It similarly includes commodities that are sourced from high-risk geographies, such as the shrimp industry in Southeast Asia,4 leaving the company exposed to facilitating human rights abuses. Amazon – which has expanded its presence in the agribusiness industry with its 2017 acquisition of Whole Foods Market and launch of Amazon Fresh – is falling behind agribusiness competitors like Coca Cola5 and Mondelez,6 both of which produce HRIAs on high-risk products. Requesting that Amazon conduct at least one HRIA is not an overly ambitious expectation – Dutch food retailer Albert Heijn just committed to conducting and publishing six HRIAs in 20197 alone.

Amazon recently announced new human rights commitments, including its Global Human Rights Principles and Supply Chain Standards. Such commitments demonstrate that Amazon does not, in fact, perceive human rights as irrelevant to their business. Adopting such commitments incorporates one piece of the responsibilities outlined in The United Nations Guiding Principles on Business and Human Rights (“UNGPs”) to implement the United Nations’ “protect, respect and remedy” framework for human rights,8 and Oxfam America has praised it as a “good first step.”9 However, while Proponents appreciate Amazon’s policy statements, the actions that Amazon has committed to undertake – such as site-specific audits and recognizing the UN Guiding Principles for Human Rights– fall short of the more comprehensive insight that HRIAs provide: They allow companies identify and mitigate against actual and potential adverse impacts in their supply chains before they transform into public relations disasters. Oxfam wrote about these areas for improvement here: https://politicsofpoverty.oxfamamerica.org/2019/10/what-do-amazon-and-whole-foodss-new-supplier-standards-mean-for-workers/.

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3 U.S. Dept. of Labor, 2018 List of Goods Produced by Child Labor or Forced Labor, https://www.dol.gov/sites/dolgov/files/ILAB/ListofGoods.pdf.

4 National Public Radio, “Was Your Seafood Caught with Slave Labor? New Database Helps Retailers Combat Abuse,” (2018) https://www.npr.org/sections/thesalt/2018/02/01/582214032/was-your-seafood-caught-with-slave-labor-new-database-helps-retailers-combat-abu (explaining that human rights abuses remain entrenched in the Thai fishing industry).

5 Coca-Cola, Human Rights in the Coca Cola Sugar Supply Chain, https://www.coca-colacompany.com/content/dam/journey/us/en/policies/pdf/human-workplace-rights/addressing-global-issues/human-rights-in-the-coca-cola-sugar-supply-chain.pdf; Coca-Cola, Country Sugar Studies, https://www.coca-colacompany.com/policies-and-practices/country-sugar-studies.

6 Mondelez, Links to HRIAs in Human Rights Report, https://www.mondelezinternational.com/~/media/mondelezcorporate/uploads/downloads/mdlz_human_rights_report_2018.pdf?la=en.

7 https://politicsofpoverty.oxfamamerica.org/2019/02/what-do-a-dutch-supermarket-and-human-rights-have-to-do-with-your-grocery-list/

8 United Nations Human Rights Office of the High Commissioner, United Nations Guiding Principles on Business and Human Rights, at 1 (2011) (hereinafter, “UNGPs”) (available at https://www.ohchr.org/documents/publications/GuidingprinciplesBusinesshr_eN.pdf).

9 Oxfam America, What Do Amazon and Whole Foods New Supplier Standards Mean for Workers, Oct. 2019, https://politicsofpoverty.oxfamamerica.org/2019/10/what-do-amazon-and-whole-foodss-new-supplier-standards-mean-for-workers/.

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The Proposal asks Amazon to embark on this process of identifying human rights impacts by conducting and disclosing the results of at least one Assessment. Proponents embrace the principles outlined by the UNGPs, which recognize that companies with many business relationships may need to concentrate their efforts on the areas of highest risk and identifies “particular operations, products or services involved”10 as a possible basis for finding that an area should be prioritized. Accordingly, given Amazon’s size, the Proposal does not request an all-inclusive it review of human rights impacts, but rather asks that Amazon focus on one or more high-risk products sold by it or one of its subsidiaries.

Background of the issue

Human rights risk exists in any supply chain and it is those left unaddressed that will likely be the most expensive for any company to address.11 Companies can no longer turn a blind eye to risk with the hopes that it will disappear, as human rights risks often worsen over time.12 Allowing risks to fester demonstrates poor corporate leadership,13 threatens long-term returns for investors, and ultimately, has damaging impact on workers and producers. According to one group of experts, “[c]ompanies that fail to respect the human rights of workers they engage directly and indirectly through their supply chains face a number of risks. These include workplace injuries and illnesses, high labor turnover, and the increased prospect of employee-related litigation.”14 It is an expensive risk to ignore. Amazon and its subsidiaries like Whole Foods, whose size and reach engender a large number of potential human rights risks, have a responsibility to investors to recognize the risks and take action.

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10 UNGPs, supra note 8, at 18.

11 Başak Bağlayan, Ingrid Landau, Marisa McVey & Kebene Wodajo, Good Business: The Economic Case for Protecting Human Rights, https://corporatejustice.org/2018_good-business-report.pdf.

12 Id.

13 See, e.g., Ian Campbell, Seven Deadly Sins of Management, (2017) p. 128 (“Risk management is about recognizing and mitigating risks before they become issues. Don’t allow risks to become issues or issues to fester into major problems”); Robert Kaplan and Anette Mikes, Managing Risks: A New Framework, Harvard Business Review, https://hbr.org/2012/06/managing-risks-a-new-framework (describing the importance of proactive approach to addressing risks).

14 Bağlayan, Landau, McVey & Wodajo, supra note 11, at 18.

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Oxfam assessed and ranked six of the major supermarkets operating in the U.S. on these issues: Ahold Delhaize, Albertsons, Costco, Kroger, Walmart, and Whole Foods (Amazon).15 Whole Foods (Amazon) is falling behind competitors by failing to mitigate against the reputational risks of being connected to human rights abuses, unlike their peers. Whole Foods got a zero score for transparency and its work to address women’s empowerment. By 2016, Whole Foods was one of the 10 largest retailers in the U.S.,16 and after its acquisition by Amazon (the eighth largest general retailer in the world), it expanded the reach of its supply chain even further, which likewise increases its exposure to the expensive prospect of being publicly tied to human rights abuses. Whole Foods is one of the lowest performers on the worker indicator in Oxfam’s scorecard, which measures, among other things, supermarkets’ ability to reduce the risk of workers being economically exploited by their suppliers and their commitment to good labor practices throughout their supply chain.17 Whole Foods received 4 percent in this category both years. By contrast, Walmart scored a total of 23% in the 2019 scorecard18 – far from perfect, but the company is making progress.

Arguments in Favor of the Resolution

Human Rights Abuses Can and Do Damage Companies

In addition to costly community protests like the HQ2 fiasco described above, media coverage–including front-page coverage of these public relations disasters from outlets like the New York Times,19 headlines from Times that assert “they [Amazon] treat their employees like robots”20 or from Frontline chronicling the “Amazon empire” as grinding workers to feel as if “you’re just disposable”21 – underscores the seriousness of the reputational damage that could accrue should Amazon refuse to account for its human rights impact. The New Yorker issued a particular scathing critique that tallied the breadth of opposition to Amazon’s footprint, writing,

“Everyone from Senator Elizabeth Warren to President Donald Trump has depicted Amazon as dangerously unconstrained. This past summer, at a debate among the Democratic Presidential candidates, Senator Bernie Sanders said, “Five hundred thousand Americans are sleeping out on the street, and yet companies like Amazon, that made billions in profits, did not pay one nickel in federal income tax.” And Steven Mnuchin, the Treasury Secretary, declared that Amazon has “destroyed the retail industry across the United States.” The Federal Trade Commission and the European Union, meanwhile, are independently pursuing investigations of Amazon for potential antitrust violations. In recent months, inquiries by news organizations have documented Amazon’s sale of illegal or deadly products, and have exposed how the company’s fast-delivery policies have resulted in drivers speeding down streets and through intersections, killing people.”22

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15 Full scorecard appears here: www.behindthebarcodes.org.

16 Oxfam, U.S. Supermarket Supply Chains, at p. 7 (2018) https://lebasic.com/wp-content/uploads/2018/06/bp-us-supermarket-supply-chains-210618-en.pdf.

17 Id.

18 Oxfam America, Behind the Barcodes, https://www.oxfamamerica.org/explore/issues/food-farming-and-hunger/behind-the-barcodes/.

19 J. David Goodman, Amazon Pulls Out of Planned New York City Headquarters, NY Times, https://www.nytimes.com/2019/02/14/nyregion/amazon-hq2-queens.html (detailing community dissent).

20 Emily Guendelsberger, “I Worked at an Amazon Fulfillment Center; They Treat Workers Like Robots,” Time, July 18, 2019, https://time.com/5629233/amazon-warehouse-employee-treatment-robots/.

21 Patrice Taddonio, “You’re Just Disposible”: New Accounts from former Amazon Employees Raise Questions about Working Conditions, Frontline, Feb. 14, 2020, https://www.pbs.org/wgbh/frontline/film/amazon-empire/.

22 Charles Duhigg, “Is Amazon Unstoppable?” The New Yorker, Oct. 10, 2019, https://www.newyorker.com/magazine/2019/10/21/is-amazon-unstoppable.

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Civil society has also uncovered and publicized evidence of human rights violations in Amazon’s supply chain: a report by Oxfam America late last year found human rights abuses in the supply chains of food products sold in Whole Foods.23 A coalition of church, civil rights and racial justice groups have been also vocal opponents of Amazon’s “surveillance partnerships” with over 500 police departments, which enable police to view camera footage from users of Amazon’s Ring home security system without a warrant.24 The groups expressed concern that Amazon was reportedly developing facial recognition technology for Ring, urged departments to cancel the partnerships, pressed Congress to investigate, and advocated legislation to prohibit them.25 Massachusetts Senator Edward Markey lodged similar complaints in September.26

U.S. government authorities have also started to crack down on companies whose products Amazon sells. Amazon has also come under fire for selling products made by Chinese companies accused of abetting human rights violations:27 According to the U.S. Commerce Department, the companies, which produce security system equipment, “have been implicated in human rights violations and abuses in the implementation of China’s campaign of repression, mass arbitrary detention, and high-technology surveillance against Uighurs, Kazakhs, and other members of Muslim minority groups.”28

In addition to media, civil society organizations and the government, members of the general public have also publicly derided Amazon for its unaddressed human rights impacts. Amazon’s hosting of databases for the Department of Homeland Security and Immigration and Customs Enforcement (“ICE”), for example, has continued to attract negative attention, given ICE’s role in human rights concerns at the U.S./Mexico border.29 Protestors targeted Amazon around Prime Day in 2019, urging consumers not to buy from the company.30 Late last year, a group of over 1,000 musicians, No Music for ICE, staged a mass takedown of music from Amazon’s music streaming service to protest the Company’s support for ICE, and they are planning to picket events at SXSW sponsored by Amazon.31

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23 Oxfam America, Workers Rights in Supermarket Supply Chains, (2019) https://oxfamilibrary.openrepository.com/bitstream/handle/10546/620877/bn-workers-rights-supermarket-supply-chains-101019-en.pdf.

24 Vox, “Amazon’s Ring Police Partnerships are Under Pressure from Civil Rights Groups,” Oct. 2019, https://www.vox.com/recode/2019/10/8/20903536/amazon-ring-doorbell-civil-rights-police-partnerships.

25 Id.

26 Senator Ed Markey, “Senator Markey Investigation into Amazon Ring Doorbell Reveals Egregiously Lax Privacy Policies and Civil Rights Protections,” Nov. 19, 2019, https://www.markey.senate.gov/news/press-releases/senator-markey-investigation-into-amazon-ring-doorbell-reveals-egregiously-lax-privacy-policies-and-civil-rights-protections.

27 BuzzFeed, “Amazon, Apple, and Google are Distributing Products from Companies Building China’s Surveillance State,” https://www.buzzfeednews.com/article/rosalindadams/apple-amazon-google-apps-blacklist-china-xinjiang.

28 U.S. Dept. of Commerce, Entity List Decisions on Entities Acting Contrary to the Foreign Policy Interests of the United States, https://s3.amazonaws.com/public-inspection.federalregister.gov/2019-22210.pdf.

29 The Guardian, “Protestors Demand Amazon Break Ties with ICE and Homeland Security,” (July 11, 2019) https://www.theguardian.com/us-news/2019/jul/11/amazon-ice-protest-immigrant-tech.

30 Vox, “Amazon Prime Day 2019: Why Some Protestors are Calling for Boycotts,” July 16, 2019, https://www.vox.com/the-goods/2019/7/16/20696392/amazon-prime-day-2019-boycott-strikes.

31 No Music for ICE, https://www.nomusicforice.com/.

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Association with human rights abuses not only can sour relationships with customers and governments; it could also affect a company’s ability to attract and retain talent. According to a 2016 survey, 64% of millennials, who account for 50% of the workforce, “won’t take a job if a company doesn’t have strong corporate social responsibility (CSR) values.”32 Increasingly, employees are pressing their employers on a variety of issues: a group of over 5,000 Amazon employees, Amazon Employees for Climate Justice, has been urging the company to transition to 100% renewable energy – despite the company’s threats to fire them.33

What are Human Rights Impact Assessments?

HRIAs are key piece of human rights due diligence, the process that companies can undertake to “identify, prevent, mitigate and account for how they address their impact on human rights.”34 By identifying actual and potential abuses, HRIAs help companies safeguard against expensive reputational, legal, and operational costs associated with human rights violations. Identifying potential impacts involves “assessing the human rights context prior to a proposed business activity, where possible; identifying who may be affected; cataloguing the relevant human rights standards and issues; and projecting how the proposed activity and associated business relationships could have adverse human rights impacts on those identified.”35 By proactively identifying and addressing these risks before they grow into an enormous expense – whether the expense stems from making the front page of a major news outlet (as Whole Foods has already experienced36), or getting hauled into court for use of child slaves (as Nestle, Archer Daniels Midland, and Cargill37 have) – companies are able to avoid the expenses associated with human rights abuses by with early identification strategies. That is all the more true with “high risk” products, such as those that are sourced from conflict zones or those commodities that are frequently tied to labor abuses.

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32 2016 Cone Communications Millennial Employee Engagment Study, https://www.conecomm.com/research-blog/2016-millennial-employee-engagement-study.

33 The Verge, “Amazon employees who spoke out about climate change could be fired,” https://www.theverge.com/2020/1/3/21048047/amazon-employees-climate-change-communications-policy-job-risk

34 UNGPs, supra note 8, at 16.

35 UNGPs, supra note 8, at 19.

36 https://www.theatlantic.com/international/archive/2015/12/slave-labor-shrimp-thailand-walmart-whole-foods/420837/; https://www.ap.org/explore/seafood-from-slaves/global-supermarkets-selling-shrimp-peeled-by-slaves.html

37 Nestle Inc v. John Doe, U.S. Supreme Court, No. 15-349 (discussed in Reuters, “U.S. Top Court Rejects Nestle Bid to Throw Out Child Slavery Suit,” https://www.reuters.com/article/us-usa-court-nestle-idUSKCN0UP1L420160111.

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Benefits of Human Rights Due Diligence and HRIAs

Based on research from Columbia University and the OECD38, a company and its investors benefit significantly from integrating a proactive approach to assessing and addressing social and environmental risks in the supply chain. This is borne out by the following data points:

•	Publicly traded companies that adopt shareholder environmental social and governance (ESG proposals experience an almost 2% increase in risk-adjusted returns;
•	Companies that manage and measure responsible business activities outperform peers in total shareholder return in 7 out of 10 years, by a significant margin (3.3-7.7%);
•	Companies with strong sustainability performance outperform competitors by 5% annually; and
•	Negative ESG events led to a .65-.76% drop in stock value on the date of the event.

These statistics underscore the financial value of proactively assessing and addressing human rights risks. HRIAs are an ideal way to do so, making them an ideal tool for companies looking to mitigate risk and maximize their long-term shareholder value. This is not only borne out by the fact that companies who conduct HRIAs publish them to demonstrate to customers and investors their careful attention to their supply chain, but with open acknowledgments: Nestle, for example, writes, “[t]he HRIAs have…been a warning that potential issues could occur in the country operation but if timely action is taken these could be avoided.”39

Rationale for the proposal

The Proposal asks Amazon to shift from being reactive to proactive, and to identify potential human rights risks before they lead to boycotts or other disruptions. HRIAs are not expensive for a company to implement, particularly for a company with Amazon’s massive revenue. From Oxfam’s experience, a community-led HRIA, which is more time-consuming and has a longer timeline, can cost between $50,000-$150,000. A company-commissioned HRIA could cost even less, based on our years of experience. Furthermore, Amazon and subsidiary Whole Foods do not conduct HRIAs, but instead rely on supplier audits, which appear to reach only first-tier suppliers, and certification programs. HRIAs differ in several fundamental ways from conventional supplier audits, which on their own generally “fail to pick up serious labor rights abuses.” Key distinctions include:

•	Audits provide a snapshot of compliance at a particular moment in time, while HRIAs identify both current and potential impacts;
•	HRIAs are not limited to first-tier suppliers, and do not rely on representations of those suppliers regarding the conduct of their upstream suppliers, as Amazon and Whole Foods appear to do;
•	HRIAs involve significant stakeholder consultation, which does not typically occur in audits; and

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38 OECD and Columbia University, Quantifying the Costs, Benefits and Risks of Due Diligence for Responsible Business Conduct (2016).

39 Nestle and Danish Institute for Human Rights, Talking the Human Rights Walk, p. 32, https://www.nestle.com/sites/default/files/asset-library/documents/library/documents/corporate_social_responsibility/nestle-hria-white-paper.pdf.

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•	Audits do not generally identify the root cause of violations, which can be crucial in determining whether a company is contributing to them. For example, the price a company pays to its suppliers may be too low to allow the supplier to pay adequate wages and provide safe working conditions or a company may change requirements suddenly without considering adverse impacts on suppliers.

Supplier audits can be a source of information, then, for HRIAs, but are not alone up to the task of identifying and assessing actual and potential adverse human rights impacts. A substantial gap thus exists between the Assessment requested in the Proposal and Amazon current practices.

Conclusion

The risk of inaction in the face of human rights abuses can be significant not only to workers, producers, their families, and their communities, but to investors that are shouldering the financial risk of Amazon’s failure to proactively address expensive human rights threats. HRIAs are a tested and credible approach to identify and address this risk.

We therefore urge shareholder to vote FOR Proposal 15.

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